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                                                                   Exhibit 23.1


                         INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in the Registration Statements No. 333-32338, No.333-35956, No. 333-56414 and No.333-64274 on Forms S-8 of
Predictive Systems, Inc. of our report dated February 28, 2003 (March 27, 2003, as to the disclosure of the settlement of a litigation claim described in Note 15 and April 10, 2003, as to the disclosure of the merger and asset sale as described in Note 19), relating to the consolidated financial statements of Predictive Systems, Inc. as of and for the year ended
December 31, 2002 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to i) application of procedures related to the inclusion of the transitional disclosures required by Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets",
ii) the application of procedures relating to certain disclosures of proforma stock-based compensation expense, proforma net loss and proforma basic and diluted net loss per share and iii) the application of procedures relating to the reclassification in the statements of operations of Revenues and Cost of Revenues for reimbursed expenses required by Emerging Issues Task Force Issue No. 01-14 related to the 2001 and 2000 consolidated financial statements that were audited by other auditors who ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications and the adoption of SFAS No. 142 and SFAS No. 123 "Accounting for Stock-Based Compensation" ), appearing in this Annual Report on Form 10-K of Predictive Systems, Inc. for the year ended December 31, 2002.


/s/ DELOITTE & TOUCHE LLP

New York, New York
April 30, 2003